UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                                             SCHEDULE 13D
                                (Amendment No. 3)



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        Quest Diagnostics Incorporated
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    74834L 10 0
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                                 (CUSIP Number)

                  Donald F. Parman, GlaxoSmithKline
                     One Franklin Plaza, Philadelphia, PA  19102
                               Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 25, 2004
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on August 25, 1999 (the "Initial Statement"), and subsequent amendments filed electronically with the Commission on May 14, 2001 and May 22, 2002.

The undersigned hereby amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO. 74834L100

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GlaxoSmithKline plc

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         England and Wales
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 20,952,154
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           20,952,154
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,952,154
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.5%
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14   TYPE OF REPORTING PERSON*

         CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


Item 2.  Identity and Background.

         (a)

         (b)

         (c) Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

         (d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

         (e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each executive officer and director of the Company is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.


Item 5.  Interest in Securities of the Issuer.

            (a)   Amount and Percent Beneficially Owned

                  Registered Name                   No. of Shares    Percent
                  SmithKline Beecham Corporation     20,952,154        20.5%

            (b)

            (c) On June 25, 2004, the Company sold 1,176,518 shares to the Issuer for $86.13 per share.

            (d)

            (e)


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.


Item 7.   Materials to be Filed as Exhibits.



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  June 29, 2004                       GLAXOSMITHKLINE PLC


                                    By:
                                           S.M. BICKNELL
                                           Company Secretary

                                                     SCHEDULE I


                                                Principal
                                                Occupation
Name                       Business Address     or Employment        Citizenship

Board of Directors

Dr. Jean-Pierre Garnier    One Franklin Plaza   Chief Executive      French/USA
                           Philadelphia, PA     Officer
                           19102

John D. Coombe             980 Great West Road  Chief Financial      British
                           Brentford            Officer
                           Middlesex
                           England TW8 9GS

Dr. Tadataka Yamada        709 Swedeland Road   Executive Director   USA
                           King of Prussia, PA  Chairman Research
                           19406                and Development

Sir Christopher Hogg       Reuters Holdings plc Company Director     British
                           85 Fleet Street
                           London, England
                           EC4P 4AJ

Sir Crispin Davis          Reed Elsevier Group  Company Director     British
                           plc
                           1-3 Strand
                           London, England
                           WC2N 5JR

Sir Peter Job              980 Great West Road  Company Director     British
                           Brentford
                           Middlesex
                           England
                           TW8 9GS

Sir Ian Prosser            980 Great West Road  Company Director     British
                           Brentford
                           Middlesex
                           England, TW8 9GS

Dr. Lucy Shapiro           Stanford University  Company Director     USA
                           School of Medicine
                           Beckman Center, B300
                           279 Campus Drive
                           Stanford, California
                           94305-5329

Lawrence Culp              Danaher Corporation  Company Director     USA
                           2099 Pennsylvania
                           Avenue, 12th Floor,
                           Washington DC20006

Sir Christopher Gent       980 Great West Road  Company Director     British
                           Brentford
                           Middlesex
                           England, TW8 9GS


Sir Deryck Maughan         Citigroup            Company Director     British
                           399 Park Avenue
                           New York
                           NY 10022

Dr. Ronaldo Schmitz        Deutsche Bank        Company Director     German
                           Taununsanlage 12
                           D-62062 Frankfurt
                           Germany

Sir Robert Wilson          24 Edwards Square    Company Director     British
                           London
                           England, W8 6HH



GlaxoSmithKline
Corporate Executive Team

Dr. Jean-Pierre Garnier    One Franklin Plaza   Chief Executive     French/USA
                           Philadelphia, PA     Officer
                           19102

John D. Coombe             980 Great West Road  Chief Financial     British
                           Brentford            Officer
                           Middlesex
                           England TW8 9GS

Rupert M. Bondy            980 Great West Road  Senior Vice         British
                           Brentford            President and
                           Middlesex            General Counsel
                           England TW8 9GS

Ford Calhoun               One Franklin Plaza   Chief Information   USA
                           Philadelphia, PA     Officer
                           19102

Marc Dunoyer               GSK Building         President           French
                           6-15, Sendagaya      Pharmaceuticals
                           4 chome,Shibuya-ku   Japan
                           Tokyo 151-8566

Russell Greig              980 Great West Road  President           British
                           Brentford            Pharmaceuticals
                           Middlesex            International
                           England, TW8 9GS

Daniel J. Phelan           One Franklin Plaza   Senior Vice         USA
                           Philadelphia, PA     President
                           19102                Human Resources

David Pulman               Five Moore Drive     President           British
                           PO Box 13398         Global Manufacturing
                           Research Triangle    & Supply
                           Park, North Carolina
                           27709

David M. Stout             One Franklin Plaza   President           USA
                           Philadelphia, PA     Pharmaceutical
                           19102                Operations

Christopher Viehbacher     Five Moore Drive     President           German/
                           PO Box 13398         US Pharmaceuticals  Canadian
                           Research Triangle Park
                           North Carolina 27709

Andrew Witty               980 Great West Road  President           British
                           Brentford            Pharmaceuticals
                           Middlesex            Euorpe
                           England, TW8 9GS

Dr. Tadataka Yamada        709 Swedeland Road   Executive Director  USA
                           King of Prussia, PA  Chairman Research
                           19406                and Development

Jennie Younger             980 Great West Road  Senior Vice         British
                           Brentford            President Corporate
                           Middlesex            Communications &
                           England, TW8 9GS     Community Partnerships

Jack Ziegler               One Franklin Plaza   President           USA
                           Philadelphia, PA     Consumer Healthcare
                           19102